As filed with the Securities and Exchange Commission on April 19, 2022

1933 Act File No. 333-257996
1940 Act File No. 811-22396

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-2

Check appropriate box or boxes

[X]          REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
[  ]          PRE-EFFECTIVE AMENDMENT NO. [ ]
[X]          POST-EFFECTIVE AMENDMENT NO. 1

and/or

[X]          REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
[X]          AMENDMENT NO. 4

Neuberger Berman High Yield Strategies Fund Inc.
(Registrant Exact Name of as Specified in Charter)
c/o Neuberger Berman Investment Advisers LLC
1290 Avenue of the Americas
New York, New York 10104-0002
(Address of Principal Executive Offices)

212-476-8800
(Registrant’s Telephone Number, including Area Code)

Joseph V. Amato
Chief Executive Officer and President
Neuberger Berman High Yield Strategies Fund Inc.
c/o Neuberger Berman Investment Advisers LLC
1290 Avenue of the Americas
New York, New York 10104-0002
(Name and Address of Agent for Service)

With copies to:

Jennifer R. Gonzalez, Esq.
K&L Gates LLP
1601 K Street, N.W.
Washington, D.C. 20006

Approximate Date of Proposed Public Offering: From time to time after the effective date of this Registration Statement.

[   ]          The only securities being registered on this Form are being offered pursuant to a dividend or interest reinvestment plan.

[X]          Any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, (“Securities Act”) other than securities offered in connection with a dividend reinvestment plan.

[   ]          This Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.

[   ]          This Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

[   ]          This Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box):

[   ]          when declared effective pursuant to section 8(c) of the Securities Act

If appropriate, check the following box:

[   ]          This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].

[   ]          This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: _______.

[   ]          This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: ______.

[X]          This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: 333-257996.

Check each box that appropriately characterizes the Registrant:

[X]          Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (the “Investment Company Act”)).

[   ]          Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act.

[   ]          Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

[X]          A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

[   ]          Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

[   ]          Emerging Growth Company (as defined by Rule 12b-2 under the Securities and Exchange Act of 1934).

[   ]          If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.

[   ]          New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File Nos. 333-257996 and 811-22396) of Neuberger Berman High Yield Strategies Fund Inc. (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C: OTHER INFORMATION

Item 25.	Financial Statements and Exhibits

The agreements included or incorporated by reference as exhibits to this Registration Statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosures that were made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

The Registrant acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this Registration Statement not misleading.

(1)
Financial Statements
Included in Part A:
Registrant’s Financial Highlights for the fiscal years ended October 31, 2021, 2020, 2019, 2018, 2017, 2016, 2015, 2014, 2013 and 2012 are incorporated in Part A by reference to the Funds’ Annual Report on Form N-CSR for the fiscal year ended October 31, 2016 and Annual Report on Form N-CSR for the fiscal year ended October 31, 2021 as filed with the U.S. Securities and Exchange Commission (the “SEC”) via EDGAR Accession No. 0000898432-16-001803 on January 8, 2017 and Accession No. 0000898432-22-000023 on January 5, 2022, respectively.

Included in Part B:
Registrant’s Financial Statements are incorporated in Part B by reference to the Fund’s Annual Report on Form N-CSR for the fiscal year ended October 31, 2021 as filed with the SEC via EDGAR Accession No. 0000898432-22-000023 on January 5, 2022.

(2)		Exhibits
(a)	(i)	Articles of Incorporation. Incorporated by Reference to the Registrant’s Registration Statement on Form N-14, File No. 333-165587 (Filed March 19, 2010).
(ii)
Articles Supplementary Creating and Fixing the Rights of Perpetual Preferred Shares Series A. Incorporated by Reference to the Registrant’s Registration Statement on Form N-2, File No. 333-257996 (Filed April 5, 2022).

(iii)
Articles of Transfer Between Neuberger Berman Income Opportunity Fund Inc. and Neuberger Berman High Yield Strategies Fund Inc. Incorporated by Reference to the Registrant’s Registration Statement on Form N-2, File No. 333-257996 (Filed April 5, 2022).

(iv)
Articles Supplementary Creating and Fixing the Rights of Mandatory Redeemable Preferred Shares Series B. Incorporated by Reference to Registrant’s Annual Report for Management Companies on Form N-SAR (Filed December 30, 2013).

(v)
Articles Supplementary Creating and Fixing the Rights of Mandatory Redeemable Preferred Shares Series C. Incorporated by Reference to the Registrant’s Registration Statement on Form N-2, File No. 333-257996 (Filed April 5, 2022).

(b)	(i)	Amended and Restated Bylaws. Incorporated by Reference to the Registrant’s Annual Report for Registered Investment Companies on Form N-CEN, File No. 811-22396 (Filed January 14, 2019).
(c)		Not applicable.
(d)	(i)	Articles Sixth, Ninth, Tenth, Eleventh and Thirteenth of the Articles of Incorporation. Incorporated by Reference to Item 2(a) above.
	(ii)	Articles II, VI and X of the Amended and Restated Bylaws. Incorporated by reference to Item 2(b)(i) above.
	(iii)	Form of Subscription Certificate. (Filed herewith.)
	(iv)	Form of Notice of Guaranteed Delivery. (Filed herewith.)
(e)		Distribution Reinvestment Plan. Incorporated by Reference to the Registrant’s Annual Report on Form N-CSR, File No. 811-22396 (Filed January 5, 2022).
(f)		Not applicable.
(g)	(i)	Management Agreement. Incorporated by Reference to the Registrant’s Registration Statement on Form N-2, File No. 333-257996 (Filed April 5, 2022).
	(ii)	Novation of Management Agreement. Incorporated by Reference to Registrant’s Semi-Annual Report for Registered Investment Companies on Form N-SAR (Filed June 29, 2016).
(h)	(i)	Form of Dealer Manager Agreement. (Filed herewith.)
(i)		Not applicable.
(j)	(i)	Custodian Agreement. Incorporated by Reference to the Registrant’s Registration Statement on Form N-14, File No. 333-165587 (Filed May 7, 2010).
(ii)
Assignment, Amendment and Assumption Agreement with respect to Custodian Agreement. Incorporated by Reference to the Registrant’s Registration Statement on Form N-2, File No. 333-257996 (Filed April 5, 2022).

(k)	(i)	Transfer Agency and Registrar Services Agreement. Incorporated by Reference to the Registrant’s Registration Statement on Form N-2, File No. 333-257996 (Filed April 5, 2022).
	(ii)	Administration Agreement. Incorporated by Reference to the Registrant’s Registration Statement on Form N-2, File No. 333-257996 (Filed April 5, 2022).
	(iii)	Novation of Administration Agreement. Incorporated by Reference to the Registrant’s Registration Statement on Form N-2, File No. 333-257996 (Filed April 5, 2022).
	(iv)	Form of Subscription Agent Agreement. (Filed herewith.)

	(v)	Form of Information Agent Agreement. (Filed herewith.)
(l)	(i)
Opinion and Consent of K&L Gates LLP as to the legality of the shares being registered. Incorporated by Reference to the Registrant’s Registration Statement on Form N-2, File No. 333-257996 (Filed April 5, 2022).

	(ii)	Opinion and Consent of K&L Gates LLP as to the legality of the rights and shares. (Filed herewith.)
(m)		Not applicable.
(n)		Consent of Independent Registered Public Accounting Firm. Incorporated by Reference to the Registrant’s Registration Statement on Form N-2, File No. 333-257996 (Filed April 5, 2022).
(o)		Not applicable.
(p)		Not applicable.
(q)		Not applicable.
(r)	(i)
Code of Ethics for Registrant, NBIA and NB LLC. Incorporated by Reference to Post-Effective Amendment No. 77 to the Registration Statement on Form N-1A of Neuberger Berman Advisers Management Trust, File Nos. 002-88566 and 811-04255 (Filed April 22, 2016).

(s)		Calculation of Filing Fee Tables. Incorporated by Reference to the Registrant’s Registration Statement on Form N-2, File No. 333-257996 (Filed April 5, 2022).
(t)	(i)	Power of Attorney for Registrant. (Filed herewith.)
	(ii)	Form of Prospectus Supplement Relating to Common Stock. Incorporated by Reference to Registrant’s Registration Statement on Form N-2, File No. 257996 (Filed July 19, 2021).
(iii)
Form of Prospectus Supplement Relating to Subscription Rights to Acquire Shares of Common Stock. Incorporated by Reference to Registrant’s Registration Statement on Form N-2, File No. 257996 (Filed April 5, 2022).

Item 26.	Marketing Arrangements

The information contained under the heading “Plan of Distribution” in the Prospectus is incorporated by reference, and any information concerning any underwriters will be contained in the accompanying prospectus supplement, if any.

Item 27.	Other Expenses of Issuance and Distribution

Registration and Filing Fees	$13,921.40
FINRA Fees	12,000
Legal Fees and Expenses	350,000
Accounting Fees and Expenses	7,800
Miscellaneous Expenses	114,120
Total	$497,841.40(1)

(1)	Estimate is based on the aggregate estimated expenses to be incurred during a three year shelf offering period.

Item 28.	Persons Controlled by or Under Common Control

None.

Item 29.	Number of Holders of Securities

Set forth below is the number of record holders as of March 15, 2022 of each class of outstanding securities of the Registrant:

Title of Class	Number of Record Holders

Shares of Common Stock, par value $0.0001 per share	15
Preferred Stock (MRPS Series C)	3

Item 30.	Indemnification

Article Twelfth of the Registrant’s Articles of Incorporation and Article IX of the Registrant's Bylaws provide that the Fund shall indemnify its present and past directors, officers, employees and agents, and persons who are serving or have served at the Fund’s request in similar capacities for, other entities to the maximum extent permitted by applicable law (including Maryland law and the 1940 Act), provided, however, that a transfer agent is not entitled to such indemnification unless specifically approved by the Fund's Board of Directors. Section 2-418(b)

of the Maryland General Corporation Law (“Maryland Code”) permits the Registrant to indemnify its directors unless it is proved that the act or omission of the director was material to the cause of action adjudicated in the proceeding, and (a) the act or omission was committed in bad faith or was the result of active or deliberate dishonesty or (b) the director actually received an improper personal benefit in money, property or services or (c) in the case of a criminal proceeding, the director had reasonable cause to believe the act or omission was unlawful. Indemnification may be made against judgments, penalties, fines, settlements and reasonable expenses incurred in connection with a proceeding, in accordance with the Maryland Code. Pursuant to Section 2-418 of the Maryland Code, the Registrant is permitted to indemnify its officers, employees and agents to the same extent. The provisions set forth above apply insofar as consistent with Section 17(h) of the Investment Company Act of 1940, as amended (“1940 Act”), which prohibits indemnification of any director or officer of the Registrant against any liability to the Registrant or its shareholders to which such director or officer otherwise would be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or on his behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

Sections 9.1 and 9.2 of the Management Agreement between Neuberger Berman Investment Advisers LLC (“NBIA”) and the Registrant provide that neither NBIA nor any director, officer or employee of NBIA performing services for the Registrant at the direction or request of NBIA in connection with NBIA’s discharge of its obligations under the Management Agreement shall be liable for any error of judgment or mistake of law or for any loss suffered by the Registrant in connection with any matter to which the Management Agreement relates; provided, that nothing herein contained shall be construed (i) to protect NBIA against any liability to the Registrant or its Stockholders to which NBIA would otherwise be subject by reason of NBIA’s misfeasance, bad faith, or gross negligence in the performance of NBIA’s duties, or by reason of NBIA’s reckless disregard of its obligations and duties under the Management Agreement (“disabling conduct”), or (ii) to protect any director, officer or employee of NBIA who is or was a Director or officer of the Registrant against any liability to the Registrant or its Stockholders to which such person would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s office with the Registrant. The Registrant will indemnify NBIA against, and hold it harmless from, any and all expenses (including reasonable counsel fees and expenses) incurred investigating or defending against claims for losses or liabilities described above not resulting from negligence, disregard of its obligations and duties under the Management Agreement or disabling conduct by NBIA. Indemnification shall be made only following: (i) a final decision on the merits by a court or other body before whom the proceeding was brought that NBIA was not liable by reason of negligence, disregard of its obligations and duties under the Management Agreement or disabling conduct or (ii) in the absence of such a decision, a reasonable determination, based upon a review of the facts, that NBIA was not liable by reason of negligence, disregard of its obligations and duties under the Management Agreement or disabling conduct by (a) the vote of a majority of a quorum of directors of the Registrant who are neither “interested persons” of the Registrant nor parties to the proceeding (“disinterested non-party directors”) or (b) an independent legal counsel in a written opinion. NBIA shall be entitled to advances from the Registrant for payment of the reasonable expenses incurred by it in connection with the matter as to which it is seeking indemnification under the Management Agreement in the manner and to the fullest extent permissible under the Maryland General Corporation Law. NBIA shall provide to the Registrant a written affirmation of its good faith belief that the standard of conduct necessary for indemnification by the Registrant has been met and a written undertaking to repay any such advance if it should ultimately be determined that the standard of conduct has not been met. In addition, at least one of the following additional conditions shall be met: (a) NBIA shall provide security in form and amount acceptable to the Registrant for its undertaking; (b) the Registrant is insured against losses arising by reason of the advance; or (c) a majority of a quorum of the full Board of Directors of the Registrant, the members of which majority are disinterested non-party directors, or independent legal counsel, in a written opinion, shall have determined, based on a review of facts readily available to the Registrant at the time the advance is proposed to be made, that there is reason to believe that NBIA will ultimately be found to be entitled to indemnification under the Management Agreement.

Sections 11.1 and 11.2 of the Administration Agreement between the Registrant and NBIA provide that neither NBIA nor any director, officer or employee of NBIA performing services for the Registrant at the direction or request of NBIA in connection with NBIA’s discharge of its obligations under the Administration Agreement shall be liable for any error of judgment or mistake of law or for any loss suffered by the Registrant in connection with any matter to which the Administration Agreement relates; provided, that nothing herein contained shall be construed (i) to protect NBIA against any liability to the Registrant or its Stockholders to which NBIA would otherwise be subject by reason of NBIA’s misfeasance, bad faith, or gross negligence in the performance of NBIA’s duties, or by reason of NBIA’s reckless disregard of its obligations and duties under the Administration Agreement (“disabling conduct”), or (ii) to protect any director, officer or employee of NBIA who is or was a Director or officer of the Registrant against any liability to the Registrant or its Stockholders to which such person would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s office with the Registrant. The Registrant will indemnify NBIA against, and hold it harmless from, any and all expenses (including reasonable counsel fees and expenses) incurred investigating or defending against claims for losses or liabilities described above not resulting from negligence, disregard of its obligations and duties under the Administration Agreement or disabling conduct by NBIA. Indemnification shall be made only following: (i) a final decision on the merits by a court or other body before whom the proceeding was brought that NBIA was not liable by reason of negligence, disregard of its obligations and duties under the Administration Agreement or disabling conduct or (ii) in the absence of such a decision, a reasonable determination, based upon a review of the facts, that NBIA was not liable by reason of negligence, disregard of its obligations and duties under the Administration Agreement or disabling conduct by (a) the vote of a majority of a quorum of directors of the Registrant who are neither “interested persons” of the Registrant nor parties to the proceeding (“disinterested non-party directors”) or (b) an independent legal counsel in a written opinion. NBIA shall be entitled to advances from the Registrant for payment of the reasonable expenses incurred by it in connection with the matter as to which it is seeking indemnification under the Administration Agreement in the manner and to the fullest extent permissible under the Maryland General Corporation Law. NBIA shall provide to the Registrant a written affirmation of its good faith belief that the standard of conduct necessary for indemnification by the Registrant has been met and a written undertaking to repay any such advance if it should ultimately be determined that the standard of conduct has not been met. In addition, at least one of the following additional conditions shall be met: (a) NBIA shall provide security in form and amount acceptable to the Registrant for its undertaking; (b) the Registrant is insured against losses arising by reason of the advance; or (c) a majority of a quorum of the full Board of Directors of the Registrant, the members of which majority are disinterested non-party directors, or independent legal counsel, in a written opinion, shall have determined, based on a review of facts readily available to the Registrant at the time the advance is proposed to be made, that there is reason to believe that NBIA will ultimately be found to be entitled to indemnification under the Administration Agreement.

Additionally, the Registrant and the other funds in the Neuberger Berman Fund Complex jointly maintain, at their own expense, E&O/D&O insurance policies for the benefit of their Directors, officers and certain affiliated persons. The Registrant will pay a pro rata portion of the premium on such insurance policies.

Insofar as indemnification for liability arising under the 1933 Act, may be permitted to trustees, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a trustee, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 31.	Business and Other Connections of Investment Adviser

There is set forth below information as to any other business, profession, vocation or employment of a substantial nature in which each director or officer of Neuberger Berman Investment Advisers LLC (“NBIA”) is, or at any time during the past two years has been, engaged for his or her own account or in the capacity of director, officer, employee, partner or trustee.

NAME	BUSINESS AND OTHER CONNECTIONS
Joseph V. Amato President – Equities and Chief Investment Officer – Equities, NBIA
Chief Executive Officer and President, Neuberger Berman Holdings LLC (including its predecessor, Neuberger Berman Inc.); President and Director of Neuberger Berman Group LLC; Chief Executive Officer and President, NB BD LLC; Trustee/Director, eleven registered investment companies for which NBIA acts as investment manager and/or administrator; Chief Executive Officer and President, eleven registered investment companies for which NBIA acts as investment manager and/or administrator; Portfolio Manager.

Thanos Bardas Managing Director, NBIA	Managing Director, NB BD LLC; Portfolio Manager.
Ashok Bhatia Managing Director, NBIA	Managing Director, NB BD LLC; Portfolio Manager.
Jennifer Blachford Senior Vice President, NBIA	Senior Vice President, NB BD LLC; Associate Portfolio Manager.
James Bowden Managing Director, NBIA	Managing Director, NB BD LLC; Managing Director, NB Alternatives Advisers LLC (“NBAA”).
Claudia A. Brandon Senior Vice President, NBIA	Senior Vice President, NB BD LLC; Executive Vice President and Secretary, thirty-two registered investment companies for which NBIA acts as investment manager and/or administrator.
Richard N. Bradt Managing Director, NBIA	Managing Director, NB BD LLC; Portfolio Manager.
David M. Brown Managing Director, NBIA	Managing Director, NB BD LLC; Portfolio Manager.
Chad Bruso Senior Vice President, NBIA	Senior Vice President, NB BD LLC; Portfolio Manager.
John Buser Managing Director, NBIA	Managing Director, NB BD LLC; President and Managing Director, NBAA.
Stephen J. Casey Managing Director, NBIA	Managing Director, NB BD LLC; Portfolio Manager.

NAME	BUSINESS AND OTHER CONNECTIONS
Brad E. Cetron Chief Compliance Officer, Head of Compliance and Managing Director of Compliance, NBIA	Chief Compliance Officer and Managing Director, NB BD LLC.
Elias Cohen Managing Director, NBIA	Managing Director, NB BD LLC; Portfolio Manager.
William R. Covode Managing Director, NBIA	Managing Director, NB BD LLC; Portfolio Manager.
Timothy Creedon Managing Director, NBIA	Managing Director, NB BD LLC; Portfolio Manager.
Kai Cui Senior Vice President	Portfolio Manager.
Robert W. D’Alelio Managing Director, NBIA	Managing Director, NB BD LLC; Portfolio Manager.
Derek Devens Managing Director, NBIA	Managing Director, NB BD LLC; Portfolio Manager.
Daniel Doyle Managing Director, NBIA	Managing Director, NB BD LLC; Portfolio Manager.
Ingrid Dyott Managing Director, NBIA	Managing Director, NB BD LLC; Portfolio Manager.
Steven Eisman Managing Director, NBIA	Managing Director, NB BD LLC; Portfolio Manager.
Rory Ewing Senior Vice President, NBIA	Senior Vice President, NB BD LLC; Portfolio Manager.
Savonne L. Ferguson Chief Compliance Officer – Mutual Funds, Associate General Counsel, and Senior Vice President, NBIA	Chief Compliance Officer, thirty-two registered investment companies for which NBIA acts as investment manager and/or administrator.
Michael Foster Managing Director, NBIA	Managing Director, NB BD LLC; Portfolio Manager.

NAME	BUSINESS AND OTHER CONNECTIONS
Jacob Gamerman Managing Director, NBIA	Managing Director, NB BD LLC; Portfolio Manager.
Rand W. Gesing Senior Vice President, NBIA	Senior Vice President, NB BD LLC; Portfolio Manager.
Jennifer Gorgoll Managing Director, NBIA	Managing Director, NB BD LLC; Portfolio Manager.
Michael C. Greene Managing Director, NBIA	Managing Director, NB BD LLC; Portfolio Manager.
Jeffrey Hunn Senior Vice President, NBIA	Senior Vice President, NB BD LLC; Portfolio Manager.
William Hunter Managing Director, NBIA	Managing Director, NB BD LLC; Portfolio Manager.
Fred Ingham Managing Director, NBIA	Portfolio Manager.
James L. Iselin Managing Director, NBIA	Managing Director, NB BD LLC; Portfolio Manager.
Corey A. Issing General Counsel – Mutual Funds and Managing Director, NBIA
Chief Legal Officer (only for purposes of sections 307 and 406 of the Sarbanes-Oxley Act of 2002), thirty-two registered investment companies for which NBIA acts as investment manager and/or administrator.

Brian C. Jones Managing Director, NBIA	Managing Director, NB BD LLC; Portfolio Manager.
Charles Kantor Managing Director, NBIA	Managing Director, NB BD LLC; Portfolio Manager.
Tokufumi Kato Managing Director, NBIA	Portfolio Manager.
Hakan Kaya Managing Director, NBIA	Managing Director, NB BD LLC; Portfolio Manager.
Brian Kerrane Chief Operating Officer – Mutual Funds and Managing Director, NBIA	Managing Director, NB BD LLC; Chief Operating Officer, and Vice President, thirty-two registered investment companies for which NBIA acts as investment manager and/or administrator.

NAME	BUSINESS AND OTHER CONNECTIONS
Eric Knutzen Managing Director, NBIA	Managing Director, NB BD LLC; Multi-Asset Class Chief Investment Officer, Neuberger Berman Group LLC; Portfolio Manager.
Christopher Kocinski Managing Director, NBIA	Managing Director, NB BD LLC; Portfolio Manager.
David Kupperman Managing Director, NBIA	Managing Director, NB BD LLC; Managing Director, NBAIM; Portfolio Manager.
Nathan Kush Managing Director, NBIA	Managing Director, NB BD LLC; Portfolio Manager.
Sajjad S. Ladiwala Managing Director, NBIA	Managing Director, NB BD LLC; Associate Portfolio Manager; Portfolio Manager.
David Levine Senior Vice President, NBIA	Senior Vice President, NB BD LLC; Portfolio Manager.
Richard S. Levine Managing Director, NBIA	Managing Director, NB BD LLC; Portfolio Manager.
Joseph Lind Managing Director, NBIA	Managing Director, NB BD LLC; Portfolio Manager.
Brian Lord Chief Compliance Officer – Fixed Income and Senior Vice President, NBIA	Senior Vice President, NB BD LLC.
James Lyman Managing Director, NBIA	Managing Director, NB BD LLC; Portfolio Manager.
Joseph P. Lynch Managing Director, NBIA	Managing Director, NB BD LLC; Portfolio Manager.
Jeffrey Majit Managing Director, NBIA	Managing Director, NB BD LLC; Managing Director, NBAIM; Portfolio Manager.
Jared Mann, Managing Director, NBIA	Managing Director, NB BD LLC; Portfolio Manager.
James F. McAree Managing Director, NBIA	Managing Director, NB BD LLC; Portfolio Manager.

NAME	BUSINESS AND OTHER CONNECTIONS
Kevin McCarthy Senior Vice President, NBIA	Senior Vice President, NB BD LLC; Portfolio Manager.
Matthew McGinnis Senior Vice President, NBIA	Senior Vice President, NB BD LLC; Portfolio Manager.
S. Blake Miller Managing Director, NBIA	Managing Director, NB BD LLC; Portfolio Manager.
Norman Milner Managing Director, NBIA	Managing Director, NB BD LLC; Portfolio Manager.
Trevor Moreno Vice President, NBIA	Senior Vice President, NB BD LLC; Portfolio Manager.
Richard S. Nackenson Managing Director, NBIA	Managing Director, NB BD LLC; Portfolio Manager.
Benjamin H. Nahum Managing Director, NBIA	Managing Director, NB BD LLC; Portfolio Manager.
Eric J. Pelio Senior Vice President, NBIA	Senior Vice President, NB BD LLC; Portfolio Manager.
Alexandra Pomeroy Managing Director, NBIA	Managing Director, NB BD LLC; Portfolio Manager.
Douglas A. Rachlin Managing Director, NBIA	Managing Director, NB BD LLC; Portfolio Manager.
Hari Ramanan Managing Director, NBIA	Portfolio Manager.
Marc Regenbaum Managing Director, NBIA	Managing Director, NB BD LLC; Portfolio Manager.
Brett S. Reiner Managing Director, NBIA	Managing Director, NB BD LLC; Associate Portfolio Manager.
Joana Rocha Schaff Managing Director, NBIA	Managing Director, NB BD LLC; Managing Director, NBAA.
Conrad A. Saldanha Managing Director, NBIA	Managing Director, NB BD LLC; Portfolio Manager.

NAME	BUSINESS AND OTHER CONNECTIONS
Eli M. Salzmann Managing Director, NBIA	Managing Director, NB BD LLC; Portfolio Manager.
John San Marco Senior Vice President, NBIA	Senior Vice President, NB BD LLC; Portfolio Manager.
Benjamin E. Segal Managing Director, NBIA	Managing Director, NB BD LLC; Portfolio Manager.
Linda Sharaby Secretary and Managing Director, NBIA	Managing Director and Secretary, NB BD LLC; Managing Director and Secretary, Neuberger Berman Holdings LLC.
Steve Shigekawa Managing Director, NBIA	Managing Director, NB BD LLC; Portfolio Manager.
Ronald B. Silvestri Managing Director, NBIA	Managing Director, NB BD LLC; Portfolio Manager.
Jonathan Shofet Managing Director, NBIA	Managing Director, NB BD LLC; Managing Director, NBAA.
Brian Smith Managing Director, NBIA	Managing Director, NB BD LLC; Chief Operating Officer and Managing Director, NBAA.
Amit Solomon Managing Director, NBIA	Managing Director, NB BD LLC; Portfolio Manager.
Gregory G. Spiegel Managing Director, NBIA	Managing Director, NB BD LLC; Associate Portfolio Manager.
David Stonberg Managing Director, NBIA	Managing Director, NB BD LLC; Managing Director, NBAA.
Robert Surgent Managing Director, NBIA	Managing Director, NB BD LLC; Portfolio Manager.
Brad Tank President - Fixed Income and Chief Investment Officer - Fixed Income, NBIA	Managing Director, NB BD LLC; Portfolio Manager.
Jason Tauber Managing Director, NBIA	Managing Director, NB BD LLC; Portfolio Manager.

NAME	BUSINESS AND OTHER CONNECTIONS
Shawn Trudeau	Senior Vice President, NB BD LLC; Portfolio Manager.
Kenneth J. Turek Managing Director, NBIA	Managing Director, NB BD LLC; Portfolio Manager.
Anthony Tutrone Managing Director, NBIA	Managing Director, NB BD LLC; Chief Executive Officer and Managing Director, NBAA.
James Tyre Senior Vice President, NBIA	Senior Vice President, NB BD LLC; Portfolio Manager.
Gorky Urquieta Managing Director, NBIA	Managing Director, NB BD LLC; Portfolio Manager.
Judith M. Vale Managing Director, NBIA	Managing Director, NB BD LLC; Portfolio Manager.
Niketh Velamoor Senior Vice President, and Associate General Counsel, NBIA
Senior Anti-Corruption and Anti-Money Laundering Officer and Senior Vice President, NB BD LLC; Anti-Money Laundering Compliance Officer, four registered investment companies for which NBIA acts as investment manager and/or administrator.

Leo Anthony Viola Treasurer and Managing Director, NBIA	Treasurer and Managing Director, NB BD LLC; Treasurer, NBAA.
Peter Von Lehe Managing Director, NBIA	Managing Director, NB BD LLC; Managing Director, NBAA.
David Yi Wan Senior Vice President, NBIA	Senior Vice President, NB BD LLC; Portfolio Manager.
Eric Zhou Senior Vice President, NBIA	Senior Vice President, NB BD LLC; Portfolio Manager.

The principal address of NBIA and each of the investment companies named above is 1290 Avenue of the Americas, New York, New York 10104-0002.

Item 32.	Location of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act, as amended, and the rules promulgated thereunder with respect to the Registrant are maintained at the offices of State Street Bank and Trust Company, One Lincoln Street, Boston, Massachusetts 02111, except for the Registrant’s Articles of Incorporation and By-Laws,

minutes of meetings of the Registrant’s Directors and shareholders and the Registrant’s policies and contracts, which are maintained at the offices of the Registrant, 1290 Avenue of the Americas, New York, New York 10104-0002.

Item 33.	Management Services

Not applicable.

Item 34.	Undertakings

1. The Registrant undertakes to suspend offering of Common Stock until the prospectus is amended if (1) subsequent to the effective date of this Registration Statement, the net asset value declines more than 10 percent from its net asset value as of the effective date of this Registration Statement or (2) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

2. Not applicable.

3. The Registrant undertakes:

a. to file, during a period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(1) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(2) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post- effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(3) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

b. that for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

c. to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

d. that, for the purpose of determining liability under the Securities Act to any purchaser:

(1) if the Registrant is subject to Rule 430B:

(A) Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(2) if the Registrant is subject to Rule 430C: each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

e. that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;

(2) free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(3) the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(4) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

4. The Registrant undertakes that:

a. For the purpose of determining any liability under the 1933 Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to 497(h) under the 1933 Act shall be deemed to be part of the Registration Statement as of the time it was declared effective; and

b. For the purpose of determining any liability under the 1933 Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

5. Not applicable.

6. Not applicable.

7.  The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any prospectus or Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Post-Effective No. 1 to its Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and State of New York, on the 19th day of April, 2022.

Neuberger Berman High Yield Strategies Fund Inc.

By:	/s/ Joseph V. Amato
Name:	Joseph V. Amato
Title:	President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Joseph V. Amato	President, Chief Executive Officer and Director	April 19, 2022
Joseph V. Amato
/s/ John M. McGovern	Treasurer and Principal Financial and Accounting Officer	April 19, 2022
John M. McGovern
/s/ Michael J. Cosgrove	Director	April 19, 2022
Michael J. Cosgrove* /s/ Marc Gary	Director	April 19, 2022
Marc Gary*
/s/ Martha C. Goss	Director	April 19, 2022
Martha C. Goss*

/s/ Michael M. Knetter	Director	April 19, 2022
Michael M. Knetter*
/s/ Deborah C. McLean	Director	April 19, 2022
Deborah C. McLean*

/s/ George W. Morriss	Director	April 19, 2022
George W. Morriss*
/s/ Tom D. Seip	Chairman of the Board and Director	April 19, 2022
Tom D. Seip*
/s/ James G. Stavridis	Director	April 19, 2022
James G. Stavridis*

*Signatures affixed by Jennifer Gonzalez on April 19, 2022, pursuant to a power of attorney filed herewith.

INDEX TO EXHIBITS

(d)(iii)	Form of Subscription Certificate.
(d)(iv)	Form of Notice of Guaranteed Delivery.
(h)	Form of Dealer Manager Agreement.
(k)(iv)	Form of Subscription Agent Agreement.
(k)(v)	Form of Information Agent Agreement.
(l)(ii)	Opinion and Consent of K&L Gates LLP as to the legality of the rights and the shares.
(t)(i)	Power of Attorney for Registrant.